UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated December 16, 2020.

TRANSLATION

Buenos Aires, December 16, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Transaction with related parties – Plan Gas 4

Dear Sirs,

In compliance with the provisions set forth in article 73 of Law 26,831, we hereby inform that the Audit Committee report is available to the shareholders at the company’s headquarters located in Macacha Güemes 515, City of Buenos Aires, in which the Audit Committee issued its opinion in accordance with the referred regulation regarding the participation of YPF S.A. (the “Company”) in the National Public Tender (the “Tender”) for the award of natural gas volumes (“Plan Gas 4”), requested by the Necessity and Urgency Decree No. 892/2020, and convened by Resolution of the Secretariat of Energy No. 317/2020, considering that the terms and conditions of said operation (including the subsequent entering into contracts with Compañía Administradora del Mercado Mayorista Eléctrico S.A. and Integración Energética Argentina S.A., being the latter for the supply of residential consumption by distribution licensees or sub-distributors in the Patagonian region, Malargüe Department of the Province of Mendoza and Region known as Puna) are adequate to the usual and customary market conditions for similar contracts between independent parties.

In this sense, we hereby inform that by means of Resolution No. 391/2020, the Secretariat of Energy ordered the approval of the Tender and the award of natural gas volumes to the bidders, awarding to the Company an annual gas supply volume of up to 7,628.5 million cubic meters (20.9 Mm3/d, the total amount offered in the auction, all corresponding to the Neuquina Basin).

Of the total volume committed, approximately 56% will be used to cover part of the demand from power plants through Compañía Administradora del Mercado Mayorista Eléctrico S.A., supplying the priority demand with the remaining 44%.

On the other hand, the awarded price was 3.66USD/Mbtu, which considering the volume subject to compensation under the Non-Conventional Gas Production Stimulus Program (the “Program”) approved by Resolution No. 46-E / 2017 issued by the former Ministry of Energy for the concessions in which the Company maintains in the Program (Aguada Pichana Este and Aguada Pichana Oeste-Aguada de Castro), results in a price calculated and estimated at present value of 3.21USD/Mbtu.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 16, 2020	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer